

October 8, 2013

Via Email
Sherri W. Schugart
President and Chief Executive Officer
Hines Global REIT II, Inc.
2800 Post Oak Boulevard
Suite 5000
Houston, TX 77056-6118

     Re: Hines Global REIT II, Inc.
           Registration Statement on Form S-11
           Filed September 11, 2013
           File No. 333-191106

Dear Ms. Schugart:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2.   Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5. In addition, please confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

3.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

4.   We note that you may conduct the share redemption program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share redemption program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

5.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

6.   We note your disclosure beginning on page 12 that you intend to operate your business and your subsidiaries in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Cover

7.   Please confirm that you will limit your cover page to one page in accordance with Item 501(b) of Regulation S-K.

8.   Please revise your cover page risk factors and summary risk factors on page 3 to state that you are not required to ever provide liquidity.

Summary

9.   We note that you intend to invest in commercial real estate properties and other real estate investments throughout the United States and internationally and that you anticipate that international real estate investments may comprise a substantial portion of your portfolio. Please revise to clarify the portion of your portfolio that you anticipate will be other real estate investments and the portion you anticipate will be international real estate investments, including whether they will be a primary focus of your investment strategy.

Management Compensation, page 4

10.   Please revise to disclose the amount of organizational and offering expenses incurred and paid to date.

11.   We note several fees are disclosed as an amount that is 'usual and customary.' Please revise to quantify such amounts or advise.

12.   Please revise to explain the purpose of the development fee and clarify the services that Hines or its affiliates will perform in exchange for the development fee.

13.   We note you disclosure on page 5 regarding your acquisition fee. Please revise your disclosure on pages 5 and 86 to provide your estimated acquisition fee assuming your targeted leverage. To the extent you have a range of targeted leverage, please calculate your estimated acquisition fee assuming the high end of your targeted leverage.

14.   We note your disclosure on page 5 that your asset management fee is 0.0625% per month. Please revise your disclosure in the table to provide the asset management fee on an annual basis.

15.   Please revise to clarify whether you intend to reimburse your advisor for personnel costs. As applicable, please specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the asset management fee, any incentive fee and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

16.   We note your disclosure regarding the Special OP Units on pages 6 and 7. Please revise to clarify whether these are the same Special OP Units described separately on each page. In addition, please revise your prospectus to provide an example of how you calculate such distributions for the holder of Special OP Units.

Risk Factors, page 15

Hines' ability to cause the Operating Partnership to purchase Special OP Units…, page 40

17.   We note your disclosure regarding the risk associated with terminating your advisor. Please revise to more specifically explain or quantify the fees associated with terminating your advisor and clarify whether these fees are applicable even if you do not renew the advisory agreement due to poor performance. In addition, please revise your summary risk factors to include this risk.

Competitive Activities of Hines and its Affiliates, page 92

18.   We note your disclosure regarding other funds managed by your advisor which may have investment objectives similar to yours. Please revise to provide detailed disclosure of the name and size of these funds.

Allocation of Time and Resources of our Advisor and Hines and its other Affiliates, page 94

19.   Please revise your disclosure in this section to more specifically discuss all other commitments of senior management. Please clarify which members of senior management conduct the operations of Hines REIT, Hines Global I, the Core Fund, HMS and other Hines affiliates.

20.   We note your disclosure that certain of your directors and officers receive substantial compensation from other investment vehicles, programs, and funds. Please explain these arrangements in greater detail and, where applicable, discuss how these compensation arrangements differ from yours.

Prior Performance, page 113

21.   We note your disclosure on page 113 that Hines sponsored 33 privately-offered programs in which Hine co-invested with various third-party institutional investors and other third-party investors. We further note your disclosure regarding certain programs that Hines does not have complete discretion over investment decisions. Please tell us what you mean by 'Hines does not have complete discretion over investment decisions' as it relates to each program. We may have further comment.

22.   Please revise to highlight in this section those major adverse business developments or conditions experienced by prior programs.

23.   We note your disclosure on page 115 that 42% of the aggregate funds raised from investors by all of the prior programs were invested in prior programs with investment objectives similar to yours. Please revise to clarify how you determined that investment objectives of prior programs are similar to yours and whether the programs listed

beginning on page 115 have investment objectives similar to yours.

Table III, page A-4

24.   We note that the 2008 net loss attributable to Hines Real Estate Investment Trust, Inc. – GAAP basis amount does not agree with the amount in the annual report filed on Form 10-K for this prior real estate program.   Please clarify and/or revise accordingly.

Exhibits

25.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence.

26.   We note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun at 202-551-3581 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at 202-551-3402 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel